Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined herein). The Offer (as defined herein) is made solely by the Offer to Purchase, dated February 16, 2016, and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined herein) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
LoJack Corporation
at
$6.45 Net Per Share
by
Lexus Acquisition Sub, Inc.,
a Wholly-Owned Subsidiary of
CalAmp Corp.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, MARCH 14, 2016 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MONDAY, MARCH 14, 2016), UNLESS THE OFFER IS EXTENDED.

Lexus Acquisition Sub, Inc. (“Purchaser”), a Massachusetts corporation and a wholly-owned subsidiary of CalAmp Corp., a Delaware corporation (“CalAmp”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of LoJack Corporation, a Massachusetts corporation (“LoJack”), at $6.45 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 2016 (the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 1, 2016 (the “Merger Agreement”), by and among CalAmp, Purchaser, and LoJack. The Merger Agreement provides, among other things, that CalAmp will cause Purchaser to, and Purchaser will make, the Offer and, after the purchase of Shares pursuant to the Offer and subject to the satisfaction or waiver of each of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Massachusetts Business Corporation Act (the “MBCA”), Purchaser will be merged with and into LoJack (the “Merger”) with LoJack continuing as the surviving corporation, wholly-owned by CalAmp. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned (i) by CalAmp or Purchaser or any of their respective wholly-owned subsidiaries, and (ii) by any shareholders of LoJack who properly exercise their appraisal rights, if applicable) will be cancelled and converted into the right to receive the Offer Price in cash, without interest and subject to deduction for any applicable withholding taxes. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. See Section 12 of the Offer to Purchase.

Consummation of the Offer is conditioned upon, among other things, immediately prior to expiration of the Offer: (i) there being validly tendered and not withdrawn a number of Shares that, considered together with all other Shares then owned by CalAmp and its subsidiaries (including Purchaser), represents at least two-thirds (66 ⅔%) of the total number of outstanding Shares on a fully diluted basis; (ii) the applicable waiting period (or any extension thereof) or approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or other antitrust laws having expired or been terminated or obtained; and (iii) no governmental body having enacted, issued, promulgated, enforced or entered any law or order that is then in effect and has the effect of enjoining or otherwise preventing or prohibiting the making of the Offer or consummation of the Merger. Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition. On February 12, 2016, the Federal Trade Commission granted early termination of the waiting period under the HSR Act applicable to the Offer and the Merger. With such early termination, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

The purpose of the Offer is for CalAmp, through Purchaser, to acquire at least a 66 ⅔% voting interest in LoJack as the first step in acquiring 100% of the equity interests in LoJack. Following the consummation of the Offer, Purchaser intends to effectuate the Merger.

THE BOARD OF DIRECTORS OF LOJACK HAS UNANIMOUSLY (I) DETERMINED THAT THE MERGER AGREEMENT AND THE OFFER AND THE MERGER ARE IN THE BEST INTERESTS OF THE SHAREHOLDERS OF LOJACK; (II) ADOPTED THE MERGER AGREEMENT AND APPROVED AND DECLARED ADVISABLE THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, IN ACCORDANCE WITH THE REQUIREMENTS OF THE MBCA; AND (III) RESOLVED TO RECOMMEND ACCEPTANCE OF THE OFFER AND, IF NECESSARY, APPROVAL OF THE MERGER AGREEMENT BY THE SHAREHOLDERS OF LOJACK.

The Offer and withdrawal rights expire at 12:00 midnight, Eastern time, on Monday, March 14, 2016 (one minute after 11:59 P.M., Eastern time, on Monday, March 14, 2016), unless extended or earlier terminated (the latest time and date on which the Offer expires, as it may be extended, the “Expiration Date”). If on or prior to the Expiration Date, all of the Offer Conditions (as defined in the Merger Agreement) have not been satisfied, or waived by CalAmp or Purchaser if permitted, Purchaser will (and CalAmp will cause Purchaser to) extend the Offer for subsequent periods of up to ten (10) business days each (the length of such period to be determined in good faith by CalAmp and LoJack) until the earlier of (x) the date on which all of the Offer Conditions are satisfied or waived or (y) the date on which the Merger Agreement is terminated. A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. CalAmp and Purchaser do not currently intend to provide a subsequent offering period, although they reserve the right to do so.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date or the previously scheduled termination of any subsequent offering period, as applicable, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. The procedures for guaranteed delivery described in Section 3 of the Offer to Purchase may not be used during any subsequent offering period.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

For purposes of the Offer, CalAmp and Purchaser will be deemed to have accepted for payment tendered Shares when, as and if they give oral or written notice of the acceptance to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”). Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering shareholders. Under no circumstances will Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

If you wish to tender Shares to Purchaser and cannot deliver the share certificates evidencing those Shares and all other required documents to the Depositary on or prior to the Expiration Date, or you otherwise cannot comply with the procedures for book-entry transfer of Shares held in book-entry form at The Depository Trust Company on a timely basis, you may be able to tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

Tendering shareholders who have Shares registered in their names and who tender directly to the Depositary will not be charged brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Depositary and D.F. King & Co., Inc., which is acting as the information agent (the “Information Agent”). Following the consummation of the Offer, Purchaser intends to effect the merger described below.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 3 of the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal or Agent’s Message in lieu of a Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3 in the Offer to Purchase. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times.

A shareholder may withdraw Shares that it has previously tendered pursuant to the Offer by following the procedures set forth below at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after Saturday, April 16, 2016, unless such Shares have been accepted for payment as provided in the Offer to Purchase. If CalAmp and Purchaser extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to CalAmp’s and Purchaser’s rights under the Offer, the Depositary may, on CalAmp’s and Purchaser’s behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise described in Section 4 of the Offer to Purchase. For a withdrawal to be effective, a written transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person that tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person that tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. See Section 4 of the Offer to Purchase.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser and CalAmp, in their sole discretion, and their determination will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser and CalAmp. None of CalAmp, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification. Withdrawals of tenders of Shares may not be rescinded, and Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, validly withdrawn Shares may be retendered by again following the procedures described in the Offer to Purchase, at any time prior to the Expiration Date or during any subsequent offering period if one is provided (except that Shares may not be retendered using the procedures for guaranteed delivery during any subsequent offering period).

LoJack’s transfer agent, American Stock Transfer & Trust Company, LLC (the “Transfer Agent”), has provided to Purchaser the list of LoJack’s shareholders and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of LoJack or the Transfer Agent, for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase. Each holder of Shares should consult its own tax advisor about the particular tax consequences to you of tendering your Shares in the Offer (including the application and effect of any state, local or non-U.S. income and other tax laws).

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers, address and/or email addresses set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (866) 828-0221
Email: lojack@dfking.com

February 16, 2016